VictoryBase Corporation

PO Box 617

Roanoke, Texas 76262

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December 8, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

Attn:       Patrick Costello, Attorney-Advisor

Division of Corporation Finance

Erin E. Martin, Special Counsel

Division of Corporation Finance

Peter McPhun, Accountant

Division of Corporation Finance

Jennifer Monick, Accountant

Division of Corporation Finance

Re:       VictoryBase Corporation

Amendment No. 5 to

Draft Offering Statement on Form 1-A

Submitted November 9, 2021

CIK No. 0001836735

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated November 30, 2021, relating to Amendment No. 5 to the draft offering statement on Form 1-A of VictoryBase Corporation. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold.

We are filing herewith Amendment No. 6 to our draft offering statement on Form 1-A.

Amendment No. 5 to Draft Offering Statement on Form 1-A submitted November 9, 2021

Use of Proceeds to Issuer, page 20

1.	We note your response to comment 5 and your disclosure throughout the filing that Holdings will use the proceeds of its sale of Class B Units to acquire VictoryBase Properties. Additionally, you disclose that Holdings will use control fees paid by the Company, capital contributed by the Company, proceeds of loans from lenders, and cash from other sources to acquire VictoryBase Properties. We further note your graphic on page 24 depicts your structure if and when Holdings acquires VictoryBase SC1, LLC. You also disclose that you expect to purchase additional VictoryBase Properties in the next 12 months. In light of such disclosure and that VictoryBase SC1, LLC is currently owned by a related party, we are unclear how you arrived at the conclusion that the acquisition of any VictoryBase Properties and/or the acquisition of VictoryBase SC1, LLC is not probable. Please provide us with an expanded analysis supporting your determination that the acquisitions of any VictoryBase Properties and/or the acquisition of VictoryBase SC1, LLC is not probable.

Response

In response to the Staff’s comment, we have added additional disclosure to clarify that it is too early for us to conclude that an acquisition of VictoryBase SC1, LLC is probable. We will need additional information about the success of the VictoryBase Properties in this market before we are able to make that determination. Declaring such an acquisition as probable at this time might be misleading to investors.

Our Business Activities, page 37

2.	We note your response to comment 6, which appears to indicate that you do not intend to implement a discount program at this time. As such, please remove references to any potential Base Payment rate discounts offered to EquityBase Investors from your offering circular or revise your offering circular throughout to provide additional detail regarding this aspect of your business and offering, including an estimate of the discounts that will be provided, how the specific discounts will be determined and any other factors that are relevant as it relates to your decision to offer a rent reduction to certain investors.

Response

In response to the Staff’s comment, we have enhanced our disclosure in our offering circular to note that we anticipate offering a $100 per month discount to the amount of Base Payments for EquityBase Investors who purchase at least five shares per month. We also added disclosure to note that the amount of such discount, if any, will be updated from time to time on our website.

We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment. Thank you in advance for your prompt review and assistance.

Very truly yours,

/s/ THOMAS PAQUIN

Thomas Paquin

Chief Executive Officer